EXHIBIT 17(b)(1)

[JOHN G. KINNARD & CO., INC. LETTER HEAD]


April 27, 1998

Mr. Steve D. Riedel
President and Chief Executive Officer
Atrix International Incorporated
14301 Ewing Avenue South
Burnsville. MN 55306

Dear Mr. Riedel:

You have requested our opinion of the current fair market value of minority holdings of the common stock of Atrix International Incorporated ("Atrix" or the "Company"). We understand our opinion may be used by the Company in connection with corporate planning purposes.

We understand fair market value to mean the price at which ownership could be expected to trade in a transaction between a willing buyer and a willing seller, with both parties having reasonable knowledge of the relevant facts and neither party acting under compulsion.

The common stock of Atrix is traded on the Nasdaq SmallCap Market. The fair market value of a company with a limited public market cannot be determined by any precise mathematical formula. Exact comparison to other securities is seldom possible. Accordingly, our single figure evaluation should be considered an estimate based upon a careful study of the many internal and external factors that help to determine fair market value. We have not attempted to determine the value of Atrix' s separate assets and liabilities, which would be appropriate if the Company was intending to liquidate its assets and cease operations, but rather have concentrated upon the Company as a going concern.

In arriving at a valuation conclusion, we have considered the history and business of Atrix; Annual Reports for the fiscal years ended June 30, 1995 -- 1997; Form 10-KSB for the fiscal years ended June 30, 1996-- 1997; Form 1OQSB for the period ended December 31, 1997; financial results for the period ended March 31, 1997 and 1998, as prepared by Atrix management; and projections for fiscal years ending June 30, 1998-2003, as prepared by Company management. In addition, we have held discussions with Company management and directors regarding the operations of and future prospects for Atrix; visited the Company's facilities; considered the economics, performance and market valuations of publicly-held companies engaged in relatively similar businesses and with relatively similar investment characteristics; and considered the current general stock market and economic environment. Exhibits A and B present historical income statements and balance sheets for Atrix, respectively. Exhibit C presents projected income statements for fiscal years ending June 30, 1998-2003.

In determining the fair market value of the common stock of Atrix, we have compared the Company to publicly-traded companies and utilized a discounted cash flow analysis.

Similar Publicly-Traded Companies
---------------------------------

We selected eleven publicly-traded companies to use for comparison with Atrix. We selected companies which have operations and products similar to the product lines of Atrix, as follows:

Industrial/Commercial Vacuums:     Tenant Company, HMI Industries, Inc., and
-----------------------------      Minuteman International, Inc.

Tools and Tool Kits Distribution:  Danaher Corporation, Kennametal Inc., W. W.
--------------------------------   Grainger, Inc.,
                                   Marshall Industries, and Avnet, Inc.

Copy Control:  Equitrac Corporation
-----------------------------------

Process Control:  Nicollet Process Engineering, Inc. and Electro-Sensors, Inc.
---------------

Exhibit D presents a current summary analysis of the financial performance and valuations for the above companies. Exhibit E presents brief descriptions of their operations and products.

As shown in Exhibit D, the revenues of all of the publicly-traded companies are substantially larger than the segment product revenues of Atrix and the publicly-traded companies are more diversified than Atrix. Atrix has been experiencing a decline in total revenues since fiscal 1996, with most of the decline in the distribution segment due to the loss of a major customer. The publicly traded companies, with one exception, have experienced increases in revenues ranging from 2.0% to 16.8% over the past three years.

Atrix's gross profit margins by product line compare to the margins of the publicly-traded companies as follows:

----------------------------------------------------------------------
                                         Latest 12 months GPM
----------------------------------------------------------------------
                                    Atrix           Publicly-Traded
                                                       Companies
----------------------------------------------------------------------
Industrial/Commercial Vacuums       39.0%          34.1% (mean)
----------------------------------------------------------------------
Tools and Tool Kit Distribution     28.6%          28.9% (mean)
----------------------------------------------------------------------
Copy Control                        35.8%          63.9% (1 datapoint)
----------------------------------------------------------------------
Process Control                      3.0%          48.7% (mean)
----------------------------------------------------------------------

Atrix was profitable for the fiscal years ending June 30, 1995-1997. For the 12 months ending March 31, 1998, however, the Company has a pre-tax loss of $199,843. Management's budget for the fiscal year ending June 30, 1998, as shown in Exhibit C, shows a pre-tax loss of $108.000. Management believes the loss could be in a range of approximately $125,000 -$150,000. Nine of the eleven publicly traded companies are profitable for the latest 12 months, with net profit margins ranging from 3.1% to 7.5%.

Given that Atrix has an operating loss and a net loss for the 12 months ending March 31, 1998, it is our opinion that the common shares of Atrix would be currently valued based upon a multiple of product revenues. The industrial/commercial vacuum group of publicly-traded companies is currently trading at a mean total capitalization (interest bearing debt and market capitalization of equity)/revenue multiple of 1.0x; the tool and tool kits distribution group is currently trading at a mean of 1.28x; the copy control company is currently trading at 1.5x; and the process control group is currently trading at a mean of 1.35x. It is our opinion that the common shares of Atrix would trade at a discount to the publicly-traded companies due to its smaller size, current losses, lower revenue growth, and limited stock trading liquidity. Based upon the analysis in Exhibit D and the above considerations, it is our opinion that Atrix's common shares would be currently valued as follows:

-----------------------------------------------------------------------------------------------------------
Product                                Latest 12 Months     Total Capitalization/        Value Range
                                           Revenue                Revenues
-----------------------------------------------------------------------------------------------------------
Industrial/Commercial Vacuums             $2,394,534                .55-.65       $1,316,994 - $1,556,447
-----------------------------------------------------------------------------------------------------------
Tool and Tool Kit Distribution            $1,900,337               .64 -.77       $1,216,216 - $1,463,259
-----------------------------------------------------------------------------------------------------------
Copy Control                              $  193,247             1.05--1.20         $202,909 - $231,896
-----------------------------------------------------------------------------------------------------------
Process Control                           $   23,652                .68-.81          $16,083 - $19,158
-----------------------------------------------------------------------------------------------------------
Total                                                                             $2,752,202 - $3,270,760
-----------------------------------------------------------------------------------------------------------
Less Interest Bearing Debt as of                                                          967,658
 March 31, 1998
-----------------------------------------------------------------------------------------------------------

Equity Value                                                                      $1,784,544 - $2,303,102
-----------------------------------------------------------------------------------------------------------
Value Per Share (based on                                                              $1.26 - $1.63
 1,413,449 shares outstanding)
-----------------------------------------------------------------------------------------------------------

Discounted Cash Flow Analysis
-----------------------------

As shown in Exhibit C, Atrix management is projecting revenues to grow from $5,690,000 in fiscal 1999 to $11,750,000 in fiscal 2003. Gross profit margins are projected to increase from 36.0% in fiscal 1999 to 38.9% in fiscal 2003. Net income is projected to grow from $276,000 in fiscal 1999 to $l,214.000 in fiscal 2003 with net profit margins increasing from 4.8% in fiscal 1999 to 10.3% in fiscal 2003. These growth expectations and margin contributions are significantly higher than the Company's historic or current financial performance. The discounted cash flow analysis, therefore, will use discount rates that reflect the risks associated with the Company achieving significantly higher levels of performance and profitability.

Exhibit F presents the cash flow projections for the fiscal years ending June 30, 1999-2003 and the present values of these projected cash flows using various assumptions about discount rates and terminal values. With respect to discount rates, we feel the following ranges are appropriate, by product line:

-----------------------------------------------------------------------
Vacuums                                                    35 - 45%
-----------------------------------------------------------------------
Tool and Tool Kit Distribution                             35 - 45%
-----------------------------------------------------------------------
Copy Control                                               45 - 55%
-----------------------------------------------------------------------
Process Controls                                           45 - 55%
-----------------------------------------------------------------------
Midpoint Blended Discount Rate Based on Fiscal 1999        4 1.3%
 Projected Revenue Contribution
-----------------------------------------------------------------------

A blended discount rate range of approximately 40-42.5% is appropriate based upon current yields of equity securities, the risks associated with Atrix achieving the projections, and Atrix's smaller size. We feel a terminal value of approximately .5x 2003 revenues is appropriate based upon the current market, the relatively smaller size of Atrix in 2003, and the fact that current market valuations are at significantly higher levels than the 30 year historical average. The highlighted area of Exhibit F shows the discounted cash flow value using the above ranges for discount rates and terminal value, which results in a fair market value of approximately $2,249,000 to $2,386,000, or $1.59 to $1.69 per share.

Conclusion
----------

Based upon the above valuation methodologies, the current fair market value of minority holdings of the common stock of Atrix is approximately $1.48 per share, in a range of $1.26 to $1.69 per share. We have not included stock options in the valuation calculation because the stock options are not in the money. This per share value of $1.48 compares to the current stock price of Atrix of $1.25 and a stock price range of $1.00 to $3.50 in the past year.

Sincerely,
/s/Nancy C. Mankovich               /s/Michael E. Pohlen
Nancy C. Mankovich, C.F.A.          Michael E. Pohlen
Managing Director                   Associate Vice President
Mergers & Acquisitions              Corporate Finance

April 27, 1998


Mr. Steve D. Riedel
President and Chief Executive Officer
Atrix International Incorporated
14301 Ewing Avenue South
Burnsville. MN 55306


Dear Mr. Riedel:

You have requested our opinion of the current fair market value of minority holdings of the common stock of Atrix International Incorporated ("Atrix" or the "Company"). We understand our opinion may be used by the Company in connection with corporate planning purposes.

We understand fair market value to mean the price at which ownership could be expected to trade in a transaction between a willing buyer and a willing seller, with both parties having reasonable knowledge of the relevant facts and neither party acting under compulsion.

The common stock of Atrix is traded on the Nasdaq SmallCap Market. The fair market value of a company with a limited public market cannot be determined by any precise mathematical formula. Exact comparison to other securities is seldom possible. Accordingly, our single figure evaluation should be considered an estimate based upon a careful study of the many internal and external factors that help to determine fair market value. We have not attempted to determine the value of Atrix' s separate assets and liabilities, which would be appropriate if the Company was intending to liquidate its assets and cease operations, but rather have concentrated upon the Company as a going concern.

In arriving at a valuation conclusion, we have considered the history and business of Atrix; Annual Reports for the fiscal years ended June 30, 1995 -- 1997; Form 10-KSB for the fiscal years ended June 30, 1996-- 1997; Form 1O-QSB for the period ended December 31, 1997; financial results for the period ended March 31, 1997 and 1998, as prepared by Atrix management; and projections for fiscal years ending June 30, 1998-2003, as prepared by Company management. In addition, we have held discussions with Company management and directors regarding the operations of and future prospects for Atrix; visited the Company's facilities; considered the economics, performance and market valuations of publicly-held companies engaged in relatively similar businesses and with relatively similar investment characteristics; and considered the current general stock market and economic environment. Exhibits A and B present historical income statements and balance sheets for Atrix, respectively. Exhibit C presents projected income statements for fiscal years ending June 30, 1998-2003.

In determining the fair market value of the common stock of Atrix, we have compared the Company to publicly-traded companies and utilized a discounted cash flow analysis.


Similar Publicly-Traded Companies

We selected eleven publicly-traded companies to use for comparison with Atrix. We selected companies which have operations and products similar to the product lines of Atrix, as follows:

Industrial/Commercial Vacuums: Tenant  Company,  HMI  Industries,  Inc., and
                               Minuteman  International, Inc.

Tools and Tool Kits Distribution:  Danaher Corporation, Kennametal Inc.,
                                   W. W. Grainger, Inc., Marshall Industries, and Avnet, Inc.

Copy Control:  Equitrac Corporation

Process Control:  Nicollet Process Engineering, Inc. and Electro-Sensors, Inc.


Exhibit D presents a current summary analysis of the financial performance and valuations for the above companies. Exhibit E presents brief descriptions of their operations and products.

As shown in Exhibit D, the revenues of all of the publicly-traded companies are substantially larger than the segment product revenues of Atrix and the publicly-traded companies are more diversified than Atrix. Atrix has been experiencing a decline in total revenues since fiscal 1996, with most of the decline in the distribution segment due to the loss of a major customer. The publicly traded companies, with one exception, have experienced increases in revenues ranging from 2.0% to 16.8% over the past three years.

Atrix's gross profit margins by product line compare to the margins of the publicly-traded companies as follows:


-----------------------------------------------------------------
                                  Latest 12 months GPM
-----------------------------------------------------------------
                                 Atrix      Publicly-Traded
                                              Companies
-----------------------------------------------------------------
Industrial/Commercial Vacuums    39.0%        34.1% (mean)
-----------------------------------------------------------------
Tools and Tool Kit Distribution  28.6%        28.9% (mean)
-----------------------------------------------------------------
Copy Control                     35.8%        63.9% (1 datapoint)
-----------------------------------------------------------------
Process Control                  3.0%         48.7% (mean)
-----------------------------------------------------------------

Atrix was profitable for the fiscal years ending June 30, 1995-1997. For the 12 months ending March 31, 1998, however, the Company has a pre-tax loss of $199,843. Management's budget for the fiscal year ending June 30, 1998, as shown in Exhibit C, shows a pre-tax loss of $108.000. Management believes the loss could be in a range of approximately $125,000 -$150,000. Nine of the eleven publicly traded companies are profitable for the latest 12 months, with net profit margins ranging from 3.1% to 7.5%.

Given that Atrix has an operating loss and a net loss for the 12 months ending March 31, 1998, it is our opinion that the common shares of Atrix would be currently valued based upon a multiple of product revenues. The industrial/commercial vacuum group of publicly-traded companies is currently trading at a mean total capitalization (interest bearing debt and market capitalization of equity)/revenue multiple of 1.0x; the tool and tool kits distribution group is currently trading at a mean of 1.28x; the copy control company is currently trading at 1.5x; and the process control group is currently trading at a mean of 1.35x. It is our opinion that the common shares of Atrix would trade at a discount to the publicly-traded companies due to its smaller size, current losses, lower revenue growth, and limited stock trading liquidity. Based upon the analysis in Exhibit D and the above considerations, it is our opinion that Atrix's common shares would be currently valued as follows:


Product                                   Latest 12 Months        Total Capitalization/
                                          Revenue                 Revenues                   Value Range
----------------------------------------- ----------------------- -------------------------- -----------------------
Industrial/Commercial Vacuums             $2,394,534              .55-.65                    $1,316,994 - $1,556,447
Tool and Tool Kit Distribution            $1,900,337              .64 - .77                  $1,216,216 - $1,463,259
Copy Control                              $193,247                1.05--1.20                  $202,909 - $231,896
Process Control                           $23,652                 .68- .81                   $16,083 - $19,158
Total                                                                                        $2,752,202 - $3,270,760
Less Interest Bearing Debt as of
March 31, 1998                                                                                967,658
Equity Value                                                                                 $1,784,544 - $2,303,102
Value  Per  Share  (based  on  1,413,449                                                     $1.26 - $1.63
shares outstanding)



Discounted Cash Flow Analysis

As shown in Exhibit C, Atrix management is projecting revenues to grow from $5,690,000 in fiscal 1999 to $11,750,000 in fiscal 2003. Gross profit margins are projected to increase from 36.0% in fiscal 1999 to 38.9% in fiscal 2003. Net income is projected to grow from $276,000 in fiscal 1999 to $l,214.000 in fiscal 2003 with net profit margins increasing from 4.8% in fiscal 1999 to 10.3% in fiscal 2003. These growth expectations and margin contributions are significantly higher than the Company's historic or current financial performance. The discounted cash flow analysis, therefore, will use discount rates that reflect the risks associated with the Company achieving significantly higher levels of performance and profitability.

Exhibit F presents the cash flow projections for the fiscal years ending June 30, 1999-2003 and the present values of these projected cash flows using various assumptions about discount rates and terminal values. With respect to discount rates, we feel the following ranges are appropriate, by product line:

Vacuums                                    35 - 45%
Tool and Tool Kit Distribution             35 - 45%
Copy Control                               45 - 55%
Process Controls                           45 - 55%
Midpoint Blended Discount Rate Based
on Fiscal 1999 Projected
Revenue Contribution                       4 1.3%

A blended discount rate range of approximately 40-42.5% is appropriate based upon current yields of equity securities, the risks associated with Atrix achieving the projections, and Atrix's smaller size. We feel a terminal value of approximately .5x 2003 revenues is appropriate based upon the current market, the relatively smaller size of Atrix in 2003, and the fact that current market valuations are at significantly higher levels than the 30 year historical average. The highlighted area of Exhibit F shows the discounted cash flow value using the above ranges for discount rates and terminal value, which results in a fair market value of approximately $2,249,000 to $2,386,000, or $1.59 to $1.69 per share.

Conclusion

Based upon the above valuation methodologies, the current fair market value of minority holdings of the common stock of Atrix is approximately $1.48 per share, in a range of $1.26 to $1.69 per share. We have not included stock options in the valuation calculation because the stock options are not in the money. This per share value of $1.48 compares to the current stock price of Atrix of $1.25 and a stock price range of $1.00 to $3.50 in the past year.

Sincerely,

Nancy C. Mankovich, C.F.A.                  Michael E. Pohlen
Managing Director                           Associate Vice President
Mergers & Acquisitions                      Corporate Finance

                                    Exhibit A

                                        Latest Twelve
         Income Statement               Months Ending                           Fiscal Year End
----------------------------------    -----------------  ----------------------------------------------------------
                                           3/31/98             6/30/97              6/30/96          6/30/95
                                      -----------------  -------------------- ---------------- --------------------

Sales:
     Manufacturing                     $  2,394,534       $  2,377,175           $  2,268,508        $2,164,684
     Distribution                         1,900,337          3,048,152              3,384,883         3,056,923
     Copy Control (R3)                      193,246            322,246                368,596           147,691
     Process Control (M1)                    23,652             53,727                      -                 -
     Royalties                                    -                  -                  6,439           408,364
     Disposal                                     -                  -                      -               517
         Total sales                      4,511,770          5,801,300              6,028,427         5,778,179

Cost of Sales:
     Manufacturing                        1,461,045          1,486,239              1,487,371         1,332,697
         Gross Margin                          39.0%              37.5%                  34.4%             38.4%
     Distribution                         1,357,661          2,259,355              2,413,870         2,186,384
         Gross Margin                          28.6%              25.9%                  28.7%             28.5%
     Copy Control (R3)                      124,109            192,266                203,599            81,880
         Gross Margin                          35.8%              40.3%                  44.8%             44.6%
     Process Control (M1)                    22,936             30,978                      -                 -
         Gross Margin                           3.0%              42.3%                     -                 -
     Other                                  177,360            131,888                149,756           266,280
                                      -----------------  -------------------- ---------------- --------------------
         Total cost of sales              3,143,111          4,100,726              4,254,596         3,867,241

Gross Profit                              1,368,658          1,700,573              1,773,830         1,910,938
     Gross Profit Margin                       30.3%             29.3%                   29.4%             33.1%

Selling, general and
  administrative expenses
                                          1,596,839          1,642,760              1,630,934         1,754,398
                                      -----------------
     Income from operations                (228,181)           587,813                142,896           156,540
Interest income/(expense), net               28,338             18,540                 (2,227)          (18,404)
Patent infringement settlements                   -                  -                  1,990           169,496
                                      -----------------  -------------------- ---------------- --------------------
     Income before income taxes            (199,843)            76,353                142,659           307,632
Income tax expense/(benefit)               (120,235)          (124,517)                (1,382)            7,350
                                      -----------------  -------------------- ---------------- --------------------
Net income                             $    (79,608)      $    200,870           $    144,041        $  300,282
     Net Income Margin                         -1.8%               3.5%                   2.4%              5.2%
                                      =================  ==================== ================ ====================
Net income per share                   $      (0.06)       $      0.04           $       0.03        $     0.06
Weighted average number of common
     shares outstanding                   1,413,449          5,653,644              5,541,345         5,201,978

                                    Exhibit B

Balance Sheet as of:                                                   3/31/98          6/30/97          6/30/96          6/30/95
-------------------------------------------------------------- --- ---------------- ---------------- ---------------- ------------

Assets
Current Assets:
     Cash and cash equivalents                                      $  1,437,504    $  1,386,514     $   541,515       $   567,255
     Restricted cash                                                           -               -         250,000           400,000
     Marketable securities, at cost                                            -         329,057         693,648           190,000
     Receivables, less allowance for doubtful accounts                   577,725         543,091         757,650           746,490
     Inventories                                                         975,795         918,493         994,858           851,671
     Prepaid expenses                                                     88,192          94,315          76,489            33,978
                                                                   ---------------- ---------------- ---------------- ------------
         Total current assets                                          3,079,216       3,271,470       3,314,160         2,789,394

Deferred income taxes                                                    124,000         124,000               -                 -
Property and equipment, net                                              306,963         375,624         492,096           299,832
Intangible assets, net                                                    76,105          82,381          82,345            14,424
Capitalized software development costs, net                              191,170         231,249         207,358           276,465
                                                                   ---------------- ---------------- ---------------- ------------
         Total Assets                                               $  3,777,455    $  4,084,724     $ 4,095,959       $ 3,380,115
                                                                   ================ ================ ================ ============

Liabilities and Shareholders' Equity
Current Liabilities:
     Accounts payable                                                $   424,740     $   494,766     $   595,388       $   661,640
     Notes payable - bank                                                876,928         850,000         941,299           812,653
     Current maturities of long-term debt                                      -          62,622          76,553             5,742
     Other liabilities                                                    70,280          97,365          52,305            91,958
                                                                   ---------------- ---------------- ---------------- ------------
         Total current liabilities                                     1,371,948       1,504,753       1,665,545         1,571,993
     Long-term debt, net of current maturities                            90,730         111,294         162,607             8,106
                                                                   ---------------- ---------------- ---------------- ------------
         Total Liabilities                                             1,462,679       1,616,047       1,828,152         1,580,099
                                                                   ---------------- ---------------- ---------------- ------------

Shareholders' Equity:
     Preferred stock, $0.01 par value, 3,000,000 shares
       authorized, no shares issued                                            -              -               -                 -
     Common stock                                                         56,536          56,536          56,536            52,019
     Additional paid-in capital                                        3,276,969       3,276,969       3,276,969         2,957,736
     Accumulated deficit                                              (1,018,729)       (864,828)     (1,065,698)       (1,209,739)
                                                                   ---------------- --------------- --------------- --------------
         Total Shareholders' Equity                                    2,314,776       2,468,677       2,267,807         1,800,016
                                                                   ---------------- ---------------- ---------------- ------------
         Total Liabilities and Shareholders' Equity                 $  3,777,455     $ 4,084,724     $ 4,095,959       $ 3,380,115
                                                                   ================ =============== =============== ==============

                                    Exhibit C

Fiscal Year End 6/30               1998        1999       2000       2001       2002       2003
-------------------------------   -------     -------    -------    -------    -------    -------
Sales
-------------------------------
Manufacturing                     $ 2,430     $ 3,000    $ 3,450    $ 3,968    $ 4,562    $ 5,246
Distribution                      $ 1,737     $ 1,970    $ 2,328    $ 2,770    $ 3,269    $ 3,858
Copy Control (R3)                 $   314     $   470    $   625    $   831    $ 1,105    $ 1,470
Process Control (M1)              $    18     $   250    $   500    $   665    $   885    $ 1,176
-------------------------------   -------     -------    -------    -------    -------    -------
Total Sales                       $ 4,499     $ 5,690    $ 6,903    $ 8,234    $ 9,821    $11,750

Cost of Sales
Manufacturing                     $ 1,486     $ 1,800    $ 2,070    $ 2,341    $ 2,646    $ 3,043
     Gross Margin                    38.9%       40.0%      40.0%      41.0%      42.0%      42.0%
Distribution                      $ 1,217     $ 1,379    $ 1,630    $ 1,939    $ 2,288    $ 2,700
     Gross Margin                    29.9%       30.0%      30.0%      30.0%      30.0%      30.0%
Copy Control (R3)                 $   174     $   235    $   313    $   416    $   553    $   735
     Gross Margin                    44.4%       50.0%      50.0%      50.0%      50.0%      50.0%
Process Control (M1)              $    26     $   100    $   200    $   266    $   354    $   471
     Gross Margin                   -46.8%       60.0%      60.0%      60.0%      60.0%      60.0%

Other                             $   142     $   125    $   152    $   173    $   196    $   235
-------------------------------   -------     -------    -------    -------    -------    -------
Total Cost of Sales               $ 3,046     $ 3,639    $ 4,364    $ 5,135    $ 6,037    $ 7,184

Gross Profit                      $ 1,453     $ 2,051    $ 2,539    $ 3,099    $ 3,784    $ 4,567
     Gross Profit Margin             32.3%       36.0%      36.8%      37.6%       38.%      38.9%

Selling Expenses                  $   501     $   638    $   702    $   802    $   950    $ 1,140
G&A Expenses                      $ 1,083     $ 1,120    $ 1,185    $ 1,280    $ 1,350    $ 1,420
-------------------------------   -------     -------    -------    -------    -------    -------

Operating Income                  $  (132)    $   293    $   652    $ 1,017    $ 1,484    $ 2,007

Other Income (Expenses)           $    24     $    16    $    16    $    16    $    16    $    16
-------------------------------   -------     -------    -------    -------    -------    -------

Pretax Income                     $  (108)    $   309    $   668    $ 1,033    $ 1,500    $ 2,023

Taxes                             $     3     $    33    $    72    $   300    $   600    $   809

Net Income                        $  (111)    $   276    $   596    $   733    $   900    $ 1,214
     Net Income Margin               -2.5%        4.8%       8.6%       8.9%       9.2%      10.3%

EPS                               $ (0.08)    $  0.20    $  0.42    $  0.52    $  0.64    $  0.86
Weighted Avg # Shares               1,413       1,413      1,413      1,413      1,413      1,413


                                    Exhibit D

Atrix International

Comparable Company Analysis                     Industrial/Commercial Vacuums     Tools and Tool Kits
                                             -----------------------------------  -------------------
(in 000's except per share      ATRIX INTL   TENNANT CO   HMI INDS   MINUTEMAN         DANAHER CP
data)                           ----------   ----------   --------   ---------        -----------
Income Statement Data              ATXI         TANT        HMII       MMAN               DHR
------------------------------- ------------ ------------ --------- ------------  -------------------
LTM Ending                           Mar-97       Dec-97    Dec-97       Dec-97        Dec-97
Revenue                              $4,511     $372,428   $44,881      $53,346    $2,050,968
   3 Year Revenue Growth              -3.3%         9.8%       N/A         8.7%          16.8%

Gross Income                         $1,369     $157,036   $12,118      $17,622      $668,493
   % of Revenue                        30.3%        42.2%     27.0%        33.0%         32.6%

Operating Income                     ($228)      $36,088  ($20,276)      $4,250      $266,885
   % of Revenue                         N/M         9.7%       N/M         8.0%          13.0%

Pre-tax Income                       ($200)      $37,630  ($22,814)      $4,353      $253,781

Net Income                            ($80)      $24,205  ($14,925)      $2,847      $154,806
   % of Revenue                         N/M         6.5%       N/M         5.3%           7.5%
   3 Year Income Growth              -42.4%        15.4%       N/A        -3.9%          23.8%

Income - After E&D                    ($80)      $24,205  ($17,687)      $2,847      $154,806
   % of Revenue                         N/M         6.5%       N/M         5.3%           7.5%
   3 Year Income Growth              -42.4%        15.4%       N/A        -3.9%          23.8%

EPS                                 ($0.06)        $2.43   ($2.97)        $0.80         $2.63
EPS - After E&D                      ($0.06        $2.43   ($2.97)        $0.80         $2.59

Balance Sheet
------------------------------- ------------ ------------ --------- ------------   ----------
Total Assets                         $3,777     $233,870   $54,948      $32,493    $1,879,717
Cash & Equivalents                   $1,438      $16,279      $819         $722       $33,317
Total S-T and current portion
of L-T debt                            $877       $2,377   $23,835           $0       $35,527
Long Term Debt, net of
  current portion                       $91      $42,635      $553           $0      $162,720
Shareholder Equity                   $2,469     $134,086   $13,196      $29,082      $916,881

Market and Valuation
Information
------------------------------- ------------ ------------ --------- ------------   ----------
Closing Price:                      4/27/98      4/27/98   4/27/98      4/27/98       4/27/98
Price                                 $1.25       $42.63     $4.75       $10.50        $69.56
LTM P/E                                 N/M         17.5       N/M         13.1          26.4
P/E - After E&D                         N/M         17.5       N/M         13.1          26.9
52 Week High Price                    $3.50       $44.94     $6.50       $11.75        $78.38
52 Week Low Price                     $1.00       $27.00     $3.88        $8.75        $42.50
Shares Outstanding                    1,413        9,661     5,034        3,568        58,555
Market Capitalization                $1,766     $411,800   $23,911      $37,464    $4,073,232
Total Capitalization                 $2,734     $456,812   $48,299      $37,464    $4,271,479
Market Cap/Revenue                      0.4          1.1       0.5          0.7           2.0
Market Cap/Op. Inc.                     N/M         11.4       N/M          8.8          15.3
Total Cap/Revenue                       0.6          1.2       1.1          0.7           2.1
Total Cap/Op. Inc.                      N/M         12.7       N/M          8.8          16.0
Current EPS Estimate                    N/A          N/A     $0.40          N/A         $2.98
Current Estimated P/E                   N/A          N/A      1.19          N/A          23.3
Next EPS Estimate                       N/A          N/A       N/A          N/A         $3.49
Next Estimated P/E                      N/A          N/A       N/A          N/A          19.9
------------------------------- ------------ ------------ --------- ------------  -----------
Long-Term Growth Rate Est               N/A          N/A       N/A          N/A         16.25%
PEG (`99 P/E est. used)                 N/A          N/A       N/A          N/A          1.23
Fiscal Year-End                      30-Jun       31-Dec    30-Sep       31-Dec        31-Dec



Comparable Company Analysis               Tools and Tool Kits                        Copy Control      Process Control
                               ----------------------------------------------------- ------------- -----------------------
(in 000's except per share      KENNAMETAL   GRAINGR INC   MARSHAL IND   ANVET INC   EQUITRAC CP    NICOLLET   ELECTRO-SEN
data)                           ----------   -----------   -----------   ---------   -----------    --------   -----------
Income Statement Data              KMT           GWW           MI           AVT          ETRC         NPET         ELSE
-------------------------------------------- ------------ -------------- ----------- ------------- ----------- ----------
LTM Ending                           Dec-97       Dec-97         Nov-97      Dec-97        Nov-97      Nov-97      Dec-97
Revenue                          $1,288,545   $4,136,559     $1,304,603  $5,636,635       $47,888      $2,093      $6,441
   3 Year Revenue Growth              13.5%       11..0%          13.6%       13.9%         16.2%     -11..7%        2.0%

Gross Income                       $583,403   $1,554,769       $212,604    $706,383       $30,615        $789      $3,842
   % of Revenue                        45.3%        37.6%          16.3%       12.5%         63.9%       37.7%       59.6%

Operating Income                   $151,305     $393,159        $70,077    $326,170        $4,222    ($2,609)        $716
   % of Revenue                       11.7%         9.5%           5.4%        5.8%          8.8%         N/M       11.1%

Pre-tax Income                     $120,042     $389,636        $69,404    $328,080        $4,787    ($2,629)        $690

Net Income                          $69,384     $231,833        $40,199    $188,961        $2,983    ($2,629)        $453
   % of Revenue                        5.4%         5.6%           3.1%        3.4%          6.2%         N/M        7.0%
   3 Year Income Growth               13.5%        21.9%           4.6%       18.2%         37.8%         N/A       -0.5%

Income - After E&D                  $69,384     $231,833        $40,199    $188,961        $2,983    ($2,629)        $453
   % of Revenue                        5.4%         5.6%           3.1%        3.4%          6.2%         N/M        7.0%
   3 Year Income Growth               13.5%        21.9%           4.6%       18.2%         37.8%         N/A       -0.5%

EPS                                   $2.63        $4.61          $2.39       $4.55         $0.81     ($0.79)       $0.23
EPS - After E&D                       $2.63        $4.56          $3.25       $4.55         $0.81     ($0.79)       $0.23

Balance Sheet
-------------------------------------------- ------------ -------------- ----------- ------------- ----------- -----------
Total Assets                     $2,061,216   $1,997,821       $541,904  $2,680,449       $33,011      $1,606     $10,895
Cash & Equivalents                  $29,265      $46,929         $5,372     $54,820        $9,253          $0      $7,236
Total S-T and current portion
of L-T debt                         $31,349      $26,814             $0        $234            $0        $245          $0
Long Term Debt, net of
  current portion                $1,110,074     $131,201        $18,000    $577,124            $0         $26          $0
Shareholder Equity                 $535,781   $1,294,661       $389,254  $1,497,943       $26,801        $692      $9,108

Market and Valuation
Information
-------------------------------------------- ------------ -------------- ----------- ------------- ----------- -----------
Closing Price:                      4/27/98      4/27/98        4/27/98     4/27/98       4/27/98     4/27/98     4/27/98
Price                                $50.75      $104.75         $32.06      $60.56        $20.75       $0.50       $3.88
LTM P/E                                19.3         22.7           13.4        13.3          25.6         N/M        16.8
P/E - After E&D                        19.3         23.0            9.9        13.3          25.6         N/M        16.8
52 Week High Price                   $55.69      $108.63         $43.13      $74.50        $24.00       $2.88       $5.00
52 Week Low Price                    $33.13       $72.50         $28.38      $55.63        $11.50       $0.38       $3.25
Shares Outstanding                   30,000       48,834         16,616      40,001         3,487       5,536       1,965
Market Capitalization            $1,522,500   $5,115,362       $532,750  $2,422,560       $72,355      $2,768      $7,614
Total Capitalization             $2,663,923   $5,273,377       $550,750  $2,999,918       $72,355      $3,039      $7,614
Market Cap/Revenue                      1.2          1.2            0.4         0.4           1.5         1.3         1.2
Market Cap/Op. Inc.                    10.1         13.0            7.6         7.4          17.1         N/M        10.6
Total Cap/Revenue                       2.1          1.3            0.4         0.5           1.5         1.5         1.2
Total Cap/Op. Inc.                     17.6         13.4            7.9         9.2          17.1         N/M        10.6
Current EPS Estimate                  $2.96        $5.10          $2.10       $4.20           N/A       $0.04         N/A
Current Estimated P/E                  17.1         20.5           15.3        14.4           N/A        12.5         N/A
Next EPS Estimate                     $3.88        $5.77          $2.45       $4.74           N/A         N/A         N/A
Next Estimated P/E                     13.1         18.2           13.1        12.8           N/A         N/A
-------------------------------------------- ------------ -------------- ----------- ------------- ----------- -----------
Long-Term Growth Rate Est            13.60%       12.36%         13.00%      14.64%           N/A         N/A         N/A
PEG (`99 P/E est. used)                0.96         1.47           1.01        0.87           N/A         N/A         N/A
Fiscal Year-End                      30-Jun       31-Dec         31-May      30-Jun        28-Feb      31-Aug      31-Dec

                                    Exhibit E

Industrial/Commercial Vacuums

TENNANT COMPANY
Tenant designs, makes, and sells industrial and commercial floor maintenance equipment; including sweepers, scrubbers, vacuum cleaners, buffers, polishers, extractors, and burnishers. It also markets floor-coating products. Industrial Products include vacuumized power sweepers and scrubbers used to clean surfaces characterized by heavy vehicle traffic, such as factories, warehouses, stadiums, airport hangars, and parking garages. Commercial Products include vacuum cleaners, buffers, polishers, extractors, scrubbers, burnishers, and sweepers for floor and carpet maintenance in office buildings, retail outlets, hospitals, airports, and other areas which experience heavy foot traffic. The company also markets floor-coating products with various combinations of durability, gloss, and resistance to chemical damage. Tenant maintains equipment service centers and markets replacement items for its equipment. Products are sold throughout the U.S., Canada, and more than 40 countries throughout the world.

HMI INDUSTRIES, INC.
HMI makes and sells consumer appliances with an emphasis on home cleaning systems, and engages in industrial, metal, and tubular fabrication for the commercial, industrial, automotive, and aerospace markets. Consumer Goods Division makes and sells portable, bagless vacuum cleaners, central vacuum cleaning systems, portable canister vacuums, and an upright vacuum. It also sells filtration products and accessories that attach to the canister vacuum's exhaust outlet. Manufactured Products Division makes and sells metal-formed tubing, tools, dies, specialty machinery, needle-free injection systems, and metal stamped components.

MINUTEMAN INTERNATIONAL, INC.
Minuteman makes and sells commercial and industrial vacuums, floor and carpet care equipment, and chemical cleaning and coating products. Products include hard surface floor care equipment, carpet care and maintenance products, sweepers, scrubbers, commercial and industrial specialized vacuums, and complementary accessories. Included in the specialized vacuum area are the hazardous location/explosive environment vacuums and the clean-room nuclear vacuums. Products are used in supermarkets, retail stores, offices, hotels, factories, churches, schools, hospitals, nursing homes, convalescent centers, and other commercial, industrial, and institutional facilities. Products are sold in the U.S., Canada, and many countries around the world.

Tools and Tool Kits

DANAHER CORPORATION
Danaher, through subsidiaries, produces and distributes general purpose mechanics' hand tools and automotive specialty tools; produces and sells temperature, level, and position sensing devices; and makes and distributes wheel service equipment and diesel engine retarders. The Tools and Components segment products and distributes ratchets, sockets, wrenches, drill chucks, custom designed headed tools and components, high quality precision fasteners, tool boxes and storage containers, and high quality miniature precision parts. The company also makes specialized automotive service tools for the professional and do-it-yourself markets. Process/Environmental Controls products include underground storage tank leak detection systems and temperature, level, and position sensing devices, liquid flow measuring devices, electronic and mechanical counting and controlling devices, extruded thermoplastic mill shapes, and custom molded plastic products.

KENNAMETAL INC.
Kennametal makes, buys, and distributes a broad range of tools, tooling systems, supplies, and services for the metalworking, mining, and highway construction industries. The company's tooling systems usually consist of a steel toolholder and indexable cutting tool insert. Metal-cutting operations include tools for turning, boring, threading, grooving, milling, and drilling. The company also makes wear-resistant parts for use in abrasive environments and speciality applications. Kennametal distributes a full line of industrial supplies to the metalworking industry, including cutting tools, abrasives, precision measuring devices, power tools, hand tools, machine tool accessories, and some maintenance, repair, and operating supplies. The company also supplies compacts for mining, quarrying, water well drilling, and oil and gas exploration. The company also makes proprietary metallurgical powders for use as a basic material in many of its metalworking, mining, and construction products. Products are sold in the U.S., Canada, Western Europe, Asia-Pacific, Eastern Europe, and other countries. Products are marketed through a direct sales force, full-service supply programs, retail showrooms, and mail order catalogs.

W.W. GRAINGER, INC.
Grainger distributes industrial and commercial equipment and supplies; including motors, HVAC equipment, lighting, hand and power tools, pumps, and electrical equipment. The company offers its products through catalogs and stores in the U.S. and Mexico. The company sells mainly to contractors, service shops, industrial and commercial maintenance departments, manufacturers, hotels, and health care and educational facilities.

MARSHALL INDUSTRIES
Marshall Industries distributes industrial electronic components and production supplies; including semiconductor products, passive components, connector and interconnect products, computer systems and peripherals, and industrial production supplies. Marshall is the fifth largest United States distributor of electronic components and industrial production supplies. The company provides both manned technical field resources and high-technology capabilities; including parametric part number searching, on-line engineering design lab, on-line training, and 24-hour-a-day support. Marshall provides supplier with nationwide coverage of customers in major electronics manufacturing areas of the United States and Canada. To its 30,000 customers, Marshall offers a broad range of franchised, brand name products (more than 125,000) from more than 50 major suppliers. The company is a major United States distributor of Japanese semiconductor products and also holds a 16% equity position in Sonepar Electronique International, a Paris-based electronics distributor with coverage in 24 countries. In January 1998, Marshall acquired Sterling Electronics Corp. for about $162 million cash, plus about $55 million in debt assumption. Sterling is an international broad-line electronic parts distributor with 39 branches in the United States and Canada.

AVNET, INC.
Avnet distributes electronic components and computer products for original equipment manufacturers and produces or distributes other electronic, electrical, and video communications products for consumer, military, and industrial use. Avnet is one of the world's largest distributors of electronic components and computer products sold principally to industrial customers. The company connects suppliers of semiconductors, passive and electromechanical components and offers an array of value-added services to its customers, such as inventory replenishment systems, kitting, connector and cable assembly, and semiconductor programming. Avnet has been strategically acquiring companies and also divesting of non-core businesses. Since July 1994, the company had completed eleven acquisitions; including four in Europe and three in the Asia/Pacific region.

Copy Control

EQUITRAC CORPORATION
Equitrac designs, makes, markets, and supports a computer hardware and software communications network designed to automatically track, record, and report usage of such items as photocopy machines, facsimile machines, laser printers, word processing terminals, telephones, and postage meters. The company's systems allow users to bill incurred costs, maximize office equipment efficiency, and contain overhead costs. The company's cost recovery and expense management systems are installed at over 6,000 client sites worldwide. Equitrac also provides maintenance service on a wide range of computer equipment, supporting many major equipment manufacturers. This multi-vendor support covers a variety of services; including installation, preventive maintenance, and on-site repair service.

Process Control
NICOLLET PROCESS ENGINEERING, INC.
Nicollet Process Engineering designs, makes, markets, and supports process monitoring and control systems, client/server software at the host level, and machine diagnostic tools for the die casting and plastic injection molding industries. The company designs, manufactures, markets and supports high speed data acquisition systems that bring a range of solutions to solve process automation problems; including process visualization, machine and process control, and real-time database management products. Nicollet has developed a die casting industry-specific, "turn-key" manufacturing information and process control system (Process Vision). This system monitors, collects, and displays machine performance data; monitors process performance continuously against pre-set values; provides feedback to the machine's controller to bring out-of-tolerance performance back into conformance; and aggregates data for real-time presentation of process reports for use by the machine operator. As part of its product offering to the die casting industry, the company has developed client/server software which provides access to factory floor data stored in file servers and distributes that data, on a real-time basis, to all levels of an organization in either pre-programmed report formats or on a user-defined basis. The company has developed a line of products in the plastics injection molding industry that provides process and production monitoring to all levels of an organization. The Plastics Monitoring System monitors, collects, and displays machine performance data; monitors process performance continuously against pre-set values; and provides the information collected and analyzed to all levels of an organization. In addition, Nicollet manufactures and sells its Machine Capability Analyzer, which is a portable, troubleshooting instrument that tests the functioning of a manufacturing machine for inconsistencies in operation.


ELECTRO-SENSORS, INC.
Electro-Sensors operates in three distinct business lines. The Company makes a complete line of speed monitoring and control systems for industrial machinery, makes small gas torches and related accessories, and develops PC-based software for both automated survey processing and hand printed character recognition.

                                    Exhibit F


DCF                               1999      2000     2001    2002    2003
--------                         ------    ------  ------  ------  -------
Revenue                          $5,690    $6,903  $8,234  $9,821  $11,750
EBIT (Op Income)                    293       652   1,017   1,484    2,007
Income Taxes                         33        72     300     594      803
Adjusted Net Income                 260       580     717     890    1,204
Add: Depreciation/Amortization      170       170     170     170      170
Less: Capital Expenditures           40        40      40      40       40
Less: Inc. in Working Capital       298       291     306     349      405
Cash Flow                            92       419     542     671      929
Year                                  1         2       3       4        5



                                 PRESENT VALUES

                          Terminal Value (x 2003 Sales)

Discount Rate        0.45        0.50        0.55          0.60        0.65
-------------       ------      ------      ------        ------     ------
    35.0%           $2,576      $2,707      $2,838        $2,969     $3,100
    37.5%            2,419       2,539       2,658         2,778      2,897
    40.0%            2,277       2,386       2,496         2,605      2,714
    42.5%            2,149       2,249       2,349         2,449      2,549
    45.0%            2,032       2,123       2,215         2,307      2,398

Above present values include the subtraction of interest bearing debt of $967,658 as of March 31, 1998 and the addition of cash of $1,437,504 as of March 31, 1998.